Exhibit 99.1
August 5, 2016

To:	Current and Future Executive Officers and Members of the Board of Tyco International plc (to be renamed Johnson Controls International plc following the completion of the merger described below)

Re:	Statutory Window Period

As you are aware, on January 24, 2016, Tyco International plc (“Tyco”) entered into an Agreement and Plan of Merger by and among Tyco, Johnson Controls, Inc. (“Johnson Controls”), and Jagara Merger Sub LLC, as amended, pursuant to which Tyco has agreed to combine its businesses with those of Johnson Controls (the “Merger”). Upon completion of the Merger, Tyco will change its name to Johnson Controls International plc and is referred to below as the “Combined Company.” The Merger is expected to close on September 2, 2016, subject to shareholder approval.

In connection with the Merger, each share of Johnson Controls common stock (other than certain shares described in the merger agreement) will be converted into, at the election of the holder of such share, either one ordinary share of the combined company or $34.88 in cash, without interest. Immediately prior to the Merger, Tyco shareholders will receive 0.955 ordinary shares of Tyco, which will become ordinary shares of the Combined Company in the Merger, for each Tyco ordinary share they hold. Tyco shareholders will receive these shares by virtue of a 0.955-for-one share consolidation.

To prepare for the Merger, the Tyco International Retirement and Savings Plan (the “Plan”) will be temporarily frozen for trading, and participants in the Plan will be unable to direct or diversify investments in their individual Tyco stock fund accounts, or obtain loans or distributions from their individual Tyco stock fund accounts. This time period (referred to as the “Blackout Period”) will begin at on September 1, 2016 and is expected to end no later than September 9, 2016.

Under the Sarbanes-Oxley Act of 2002, we are required to provide you with notice that during the Blackout Period, you are generally prohibited from directly or indirectly purchasing or acquiring any of the ordinary shares of Tyco (or the Combined Company following the Merger) due to your current or future service as an executive officer or director of Tyco and/or the Combined Company, and you may not directly or indirectly sell or transfer any ordinary shares of Tyco (or the Combined Company following the Merger) that you acquired in connection with your service as an executive officer or director of Tyco or Johnson Controls, Inc. regardless of whether you are a participant in the Plan. Ordinary shares of Tyco (or the Combined Company following the Merger) subject to these restrictions include any shares you received under the Plan or any incentive stock plan of Tyco or Johnson Controls, Inc. You also may not exercise any stock options during the Blackout Period.

In addition, the rule against “indirect” sales or purchases, etc., can extend these prohibitions to transfers or acquisitions of ordinary shares of Tyco (or the Combined Company following the Merger) by immediate family members living with you or trusts or other entities in which you have an interest.

There may be exceptions for a limited number of transactions. The rules, however, are complex, and the criminal and civil penalties that could be imposed upon executive officers or directors who violate them could be severe. Therefore, please contact Andrea Goodrich directly at (609) 720-4466 or 9 Roszel Road, Princeton, New Jersey 08540, before you, any immediate family member living with you or any trust or other entity in which you have an interest engages in any acquisition, sale or other disposition of ordinary shares of Tyco during the Blackout Period, if you believe that a transaction in which you have an interest may occur during the Blackout Period, or if you have any questions concerning this notice. During the Blackout Period and for a period of two years after the expiration of the Blackout Period, executive officers and directors of Tyco and the Combined Company, and security holders or other interested persons, may obtain, without charge, information about this notice or about the actual beginning and ending dates of the Blackout Period by contacting Andrea Goodrich at the above number and/or address. We will provide an updated notice to you when the Blackout Period ends.

Please keep in mind that the Blackout Period will in no way affect the normal prohibition on trading in ordinary shares of Tyco, Johnson Controls or the Combined Company following the Merger that you are or will be subject to, including the prohibition on trading imposed by the respective Insider Trading Policy of Tyco, Johnson Controls, Inc. and the Combined Company. The prohibition on trading in the Combined Company policy will overlap with and extend beyond the expiration of the statutory Blackout Period.

Very truly yours,

Andrea Goodrich
Vice President and Secretary